  Exhibit 99.1

High Tide Reports Third Quarter 2022 Financial Results Featuring a 98% Increase in Revenue and Tenth Straight Quarter of Positive Adjusted EBITDA

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short form base shelf prospectus dated April 22, 2021.

  Same-store Sales Increased by 46% Compared to the Same Quarter Last Year and 18% Sequentially
  Reports 77% Sequential Increase in Adjusted EBITDA to $4.2 Million
  Current Annual Revenue Run Rate of Over $400 Million and Is Now Within Striking Distance of Having the Highest Revenue of Any Cannabis Company Reporting in Canadian Dollars
  The Cabana Club Loyalty Program, which is the largest in Canadian cannabis retail, has Surpassed 750,000 Members, with over 90% of daily transactions conducted by club members
  Anticipates Launching Enhanced Fee-Based Cabana Elite Membership Program by the end of calendar 2022

CALGARY, AB, Sept. 14, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, filed its financial results for the third fiscal quarter of 2022 ended July 31, 2022, the highlights of which are included in this news release. The full set of condensed interim consolidated financial statements for the three and nine months ended July 31, 2022 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting High Tide's website at www.hightideinc.com, its profile pages on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

High Tide Inc. September 14, 2022 (CNW Group/High Tide Inc.)

Third Quarter 2022 – Financial Highlights:

  Revenue increased to $95.4 million in the third quarter of 2022 compared to $48.1 million in the same quarter last year, representing an increase of 98%. Sequentially, revenue increased by 18% compared to the second quarter of 2022
  Gross profit increased by 54% to $25.8 million in the third quarter of 2022 compared to $16.7 million in the same quarter last year
  Gross profit margin in the three months ended July 31, 2022, was 27% compared to 35% in the same quarter last year. The shift in the gross margin was due to a change in retail pricing strategy to a discount club model. Sequentially, the gross profit margin was relatively on par with the previous quarter, which closed at 28%
  Adjusted EBITDA1 for the three months ended July 31, 2022, was $4.2 million compared to $1.5 million for the same quarter last year, representing an increase of 176%. Sequentially, Adjusted EBITDA increased by 77% compared to $2.4 million during the previous quarter
  Cabanalytics data sales were $5.5 million in the third quarter of 2022 compared to $3.8 million for the same quarter last year. Sequentially, Cabanalytics data sales increased by 7% compared to $5.1 million the previous quarter
  For locations operational throughout the third fiscal quarter of 2022 and 2021, same-store sales increased by 46%. Sequentially, same-store sales increased by 18% compared to the previous quarter
  Geographically, in the third quarter of 2022, $80.7 million of revenue was earned in Canada, $12.7 million in the United States and $1.9 million internationally. Compared to the third quarter of 2021, revenue increased by 110% in Canada, 33% in the United States, and 1,486% internationally
  Cash on hand as of July 31, 2022, totalled $18.3 million compared to $14.0 million as of October 31, 2021

"Our team continues to deliver strong execution, and this shows in our third quarter results, which feature quarterly revenue of $95 million, representing 98% annual growth, as well as a 176% annual increase in Adjusted EBITDA, making this the tenth consecutive quarter of positive Adjusted EBITDA for High Tide. These impressive numbers come despite hyper-competitive cannabis retail markets across Canada and a global softening of e-commerce sales as pandemic-related restrictions are continuing to be lifted. High Tide now sits within striking distance of having the highest revenue of any cannabis company reporting in Canadian dollars. Our same-store sales have continued their upward trajectory, increasing by 46% year over year and 18% sequentially. This growth continues to be propelled by our innovative discount club model, which is specifically tailored to our Company's unique position in the market through our diversified ecosystem.  I am also very happy to report that our Cabana Club loyalty program, which is the largest of its kind in Canada, now sits at over 750,000 members, which represents more than 12% of the cannabis users across the country, excluding Quebec per Statistics Canada data. This membership number was our initial goal when we launched our discount club model last October, and we have now met our target in under a year. We look forward to rolling out our Cabana Elite program in the near term. This program will let members access additional benefits for a small recurring fee, while the existing Cabana Club program will remain free of charge," said Raj Grover, President and Chief Executive Officer of High Tide.

_____________________
[1] Adjusted EBITDA is a non-IFRS financial measure.

"Our rapidly increasing sales and focus on cost control led us to generating $2.3 million in cash flow from operations before non-cash working capital for the quarter ended July 31, 2022, which was up meaningfully versus the prior quarter and the third fiscal quarter of 2021. Our selling, general and administrative expenses ("SG&A") relative to our peer group has always been conservative; however, we remain focused on further controlling our costs to drive even more cash flows for our shareholders.  On the mergers and acquisitions ("M&A") front, subsequent to the end of the quarter, we added nine stores from Choom Holdings Inc. ("Choom"), and currently have many other prospects which are both accretive and strategic, that we are in the process of analyzing.

"I have always strived to underpromise and over-deliver. This is a value that I consistently instill in our team. We set targets and are held accountable as a team if we do not meet them. I am happy to report that based on our latest financial results, we are consistently outperforming our targets as communicated to the market. One example of this is the fact that we were able to improve our balance sheet with a commitment letter from Connect First Credit Union Ltd. ("connectFirst"), despite the process taking longer than we had initially anticipated. This facility, which is expected to close imminently, will inject additional fuel to power our growth. As of August 2022, our annualized revenue run rate sits at over $400 million, and our Adjusted EBITDA is clearly on the right trajectory. Although, in our view, these strong fundamentals are not currently reflected in our market capitalization, myself and our team maintain a laser-like focus on the continued improvement of our fundamentals, as that is what we can control. We believe that sooner or later, the market sentiment will catch up to our business fundamentals. I would like to give a huge thanks to our customers, team, investors, and Board of Directors for their continued support." added Mr. Grover.

Third Quarter 2022 – Operational Highlights:

  Organic retail store expansion continued with 5 new Canna Cabana locations: 2 in Alberta, 1 in Ontario, 1 in Saskatchewan, and the Company's first store in British Columbia
  The Company completed the acquisition of the final store operating under the name Crossroads Cannabis in Woodstock, Ontario
  The Company completed the acquisition of an 100% equity interest of Livonit Foods Inc. operating as Bud Heaven, adding two established cannabis retail stores in Bracebridge, Ontario
  The Company continued the rollout of its Fastendr™ retail kiosk and smart locker technology, with 22 Canna Cabana locations having been equipped with the technology by the end of the quarter
  On June 13, 2022, the Company launched its Cabana Cannabis Co. line of house-branded products in Saskatchewan, with anticipated launches in Ontario and Manitoba by the end of 2022, pending listing approval
  On June 22, 2022, the Company secured $5 million subordinated debt to power continued growth
  On July 7, 2022, the Company announced the acquisition of a nine-store portfolio from Choom through Companies' Creditors Arrangement Act ("CCAA") proceedings, the acquisition of the portfolio was subsequently closed in tranches on August 9, 2022 and September 1, 2022, respectively
  On July 11, 2022, the Company's subsidiary, Enigmaa Ltd., operating as Blessed CBD, launched sales of hemp-derived CBD products on Amazon United Kingdom platform
  On July 22, 2022, the Company closed a bought deal equity financing for aggregate gross proceeds of $11.5 million, inclusive of the exercise in full of the over-allotment option
  On July 29, 2022, the Company announced that it had seized the shares of Halo Kushbar Retail Inc. ("Kushbar"), taking control of three operating cannabis retail stores in Alberta

Subsequent Events:

  The Company's Cabana Club loyalty program continued its rapid growth, sitting at over 750,000 members as of today, representing over 90% of daily transactions
  Rollout of Fastendr™ continued, with 28 Canna Cabana locations equipped with the technology as of today
  On August 18, 2022, the Company executed a binding commitment letter with connectFirst for $19 million in non-dilutive credit facilities
  The Company acquired nine operating retail cannabis stores from Choom. As of today, the Company operates a total of 140 retail cannabis stores across Canada

Selected financial information for the three and nine months ended July 31, 2022:

(Expressed in thousands of Canadian Dollars)

	Three months ended July 31			Nine months ended July 31
	2022	2021	Change	2022	2021	Change
	$	$		$	$
Revenue	95,354	48,069	98%	248,604	127,256	95%
Gross Profit	25,755	16,679	54%	71,434	46,445	54%
Gross Profit Margin	27%	35%	(8%)	29%	36%	(7%)
Total Operating Expenses	(30,425)	(23,946)	27%	(89,739)	(60,268)	49%
Adjusted EBITDA	4,246	1,540	176%	9,602	10,862	(12%)
Loss from Operations	(4,670)	(7,267)	(36%)	(18,305)	(13,823)	32%
Net loss	(2,717)	(1,750)	55%	(18,345)	(30,861)	(41%)
Loss per share (Basic)	(0.04)	(0.03)	33%	(0.31)	(0.79)	(61%)

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended July 31,		Nine Months Ended July 31,
	2022	2021	2022	2021
Net (loss) income	(2,717)	(1,750)	(18,346)	(30,861)
Income taxes (recovery)	731	224	(1,133)	688
Accretion and interest	1,048	1,095	4,140	6,635
Depreciation and amortization	7,182	8,299	21,920	22,107
EBITDA (1)	6,244	7,868	6,581	(1,431)
Foreign exchange loss (gain)	120	(28)	324	66
Transaction and acquisition costs	1,436	1,939	3,014	4,409
Debt restructuring gain	—	—	—	(1,145)
(Gain) loss revaluation of derivative liability	(6,078)	(5,919)	(7,331)	8,553
Loss (gain) on extinguishment of debenture	(140)	—	(255)	516
Impairment loss	—	57	89	57
Share-based compensation	1,734	508	5,988	2,578
Loss (gain) on revaluation of marketable securities	146	112	408	256
Gain on extinguishment of financial liability	784	—	784	—
Gain on disposal of property and equipment	—	(2,997)	—	(2,997)
Adjusted EBITDA (1)	4,246	1,540	9,602	10,862

(1)	Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Outlook

High Tide continues to be the largest non-franchised cannabis bricks-and-mortar retail chain in Canada, with 140 locations across the country and expects to reach its target of 150 by the end of the calendar year. The Company's launch of its innovative discount club model near the end of the fourth fiscal quarter of 2021 has driven remarkable same-store sales increases. These gains have been magnified by organic store openings and M&A activity leading to a sustained upward trend in its market share across the country. The Company currently has three stores in the province of British Columbia, and a clear path to reach eight, the maximum allowable today by any one entity, in the near term, via both organic openings as well as accretive M&A.

As previously stated, the Company is currently on an annual revenue run rate exceeding $400 million which puts it within striking distance of being the top revenue-generating cannabis company which reports in Canadian dollars. Canna Cabana possesses the largest loyalty program in Canadian cannabis with over 750,000 members, which represents over 90% of daily transactions. The Company anticipates launching a paid version of the Cabana Club, Cabana Elite membership program, by the end of the calendar year, which should monetize this base even further.

The Company first launched its white label offerings in June 2022 in the province of Saskatchewan, under the name Cabana Cannabis Co., and expects to launch in Ontario beginning next week. Over the long-term, the Company expects these offerings to reach 25% of total sales, which should provide a meaningful boost to profitability.  The Company has many benefits from its diversified ecosystem, one of which is the ability to bring its existing international CBD brands (NuLeaf Naturals, FABCBD and Blessed CBD) to Canada and sell them in its nationally-leading store network. The Company anticipates entering into new markets and distribution platforms for its ancillary cannabis business lines in fiscal 2023.

High Tide Earnings Event Webcast

The Company will host a webcast and conference call to discuss the Financial Statements at 5:30 PM (Eastern Time) today, Wednesday, September 14, 2022.

Webcast Link for High Tide Earnings Event: https://events.q4inc.com/attendee/992967987

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada Dial-In Number (Toll-Free): +1 833 950 0062
Canada Dial-In Number (Local): +1 226 828 7575
United States Dial-In Number (Toll-Free): +1 844 200 6205
United States Dial-In Number (Local): +1 646 904 5544
Dial-In Number for All Other Locations: +1 929 526 1599
Participant Access Code: 619859

*Participants will need to enter the participant access code before being met by a live operator*

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $40 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), the Company announces that, during its third quarter ended July 31, 2022, the Company has issued an aggregate of 34,900 Common Shares over the TSXV and Nasdaq Capital Market ("Nasdaq"), for aggregate gross proceeds to the Company of $0.1 million (compared to the three and six months ended April 30, 2022: 1,336,313 Common Shares; $7.4 million; and three months ended January 31, 2022: 130,197 Common Shares; $0.8 million).

Pursuant to an equity distribution agreement dated December 3, 2021, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), associated with the ATM Program (the "Equity Distribution Agreement"), a cash commission of less than $0.01 million on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the third quarter ended July 31, 2022 (compared to the three and six months ended April 30, 2022: $0.1 million; and three months ended January 31, 2022: $0.01 million).

The Company intends to use the net proceeds of the ATM Program, if any, and at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program will be issued pursuant to a prospectus supplement dated December 3, 2021 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated April 22, 2021, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated December 3, 2021 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated September 17, 2021 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

OMNIBUS PLAN IMPLEMENTATION

On April 19, 2022, the board of directors of the Company (the "Board") approved the 2022 equity incentive plan of the Company (the "Omnibus Plan"), which was effective June 2, 2022, upon the Company receiving disinterested shareholder approval at the annual general meeting and special meeting of shareholders of the Company (the "Effective Date"), pursuant to which it is able to issue share-based and cash-based long-term incentives to eligible participants. A copy of the Omnibus Plan is available under the Company's SEDAR profile at www.sedar.com.

The Omnibus Plan replaced the former stock option plan (the "Stock Option Plan") and restricted share unit plan (the "RSU Plan") of the Company (together, the "Predecessor Plans").

All directors, officers, employees, management company employees and consultants of the Company and/or its affiliates ("Participants") are eligible to receive Awards (as defined below) under the Omnibus Plan, subject to the terms of the Omnibus Plan. Awards include stock options ("Options"), stock appreciation rights ("Stock Appreciation Rights"), restricted share awards ("Restricted Share Awards"), restricted share units ("RSUs"), performance shares ("Performance Shares"), performance units ("Performance Units"), cash-based awards ("Cash-Based Awards") and other share-based awards (collectively, the "Awards"), under the Omnibus Plan.

Purpose of the Omnibus Plan

The Omnibus Plan serves several purposes for the Company. One purpose is to advance the interests of the Company by developing the interests of Participants in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Participants are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable personnel, who are necessary to the Company's success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan will align the interests of Participants with those of shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to shareholders and long-term growth.

The Omnibus Plan is administered by the Board, and/or if applicable, a committee of the Board.

Omnibus Plan Maximum, Limits and Vesting Restrictions

The maximum number of Common Shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been fixed at 20% of the issued and outstanding Common Shares on the Effective Date, namely 12,617,734 Common Shares.

Common Shares underlying outstanding Awards that for any reason expire or are terminated, forfeited or cancelled shall again be available for issuance under the Omnibus Plan. Also, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the predecessor Options and/or predecessor RSUs pursuant to the Stock Option Plan and RSU Plan, respectively, shall be available for grants under the Omnibus Plan. Any predecessor Options and/or predecessor RSUs outstanding under the Predecessor Plans shall remain subject to the terms of those awards and the Stock Option Plan and RSU Plan, respectively.

Awards that by their terms are to be settled solely in cash shall not be counted against the maximum number of Common Shares available for the issuance of Awards under the Omnibus Plan.

No Awards, other than Options, may vest before the date that is one year following the date it is granted or issued, although the vesting required of any such Awards may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Omnibus Plan in connection with a Change in Control (as such term is defined in the Omnibus Plan), take-over bid, reverse takeover or other similar transaction.

The aggregate number of Awards which may be granted to any one Participant that is a consultant of the Company in any 12-month period must not exceed 2% of the issued Common Shares calculated at the first such grant date. In addition, the aggregate number of Options granted to all persons retained to provide investor relations activities must not exceed 2% of the issued Common Shares in any 12-month period calculated at the first such grant date (and including any Participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities) and any such Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more than 25% of the Options vesting in any three month period notwithstanding any other provision of the Omnibus Plan. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as such term is defined in the Omnibus Plan), as a group, must not exceed 10% of the issued and outstanding Common Shares at any point in time, unless the Company has obtained the requisite disinterested shareholder approval. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12-month period to Insiders, as a group, must not exceed 10% of the issued and outstanding Common Shares, calculated as at the date any Award is granted or issued to any Insider, unless the Company has obtained the requisite disinterested shareholder approval. The maximum aggregate number of Common Shares issuable pursuant to Awards granted to any one Participant in any 12-month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the date the Award is granted or issued to the Participant, unless the Company has obtained the requisite disinterested shareholder approval. Participants who provide investor relations activities may not receive any Awards other than Options.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 140 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the impact of the COVID-19 pandemic on the Company's current and future operations; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; same-store sales continuing to increase in the fourth quarter of 2022 and beyond; the Company making meaningful increases to its revenue profile; the Company expanding in the German market and in British Columbia; the Company deploying Fastendr™ technology across the Company's retail stores upon the timelines disclosed herein; the Company continuing to increase its revenue through the fourth fiscal quarter of 2022, and the remainder of the year; the Company building upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company continuing to integrate and expand its CBD brands; the Company completing the development of its cannabis retail stores; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; Cabana Club loyalty program membership continuing to increase; the Company hitting its forecasted revenue and sales projections for the fourth quarter of 2022; the Company's expectations from its Cabana Cannabis Co. white label products; the Company launching Cabana Cannabis Co. white label products in the jurisdictions and on the timelines outlined herein; the Company securing the proposed credit facilities on the terms and within the timelines set out herein; the use of proceeds from the proposed credit facilities being utilized as outlined herein; the anticipated effects of the proposed credit facilities on the business and operations of the Company; the Company becoming the largest revenue-generating cannabis company reporting in Canada dollars; the Company launching the Cabana elite program on the terms and timelines outlined herein; the anticipated effects of the Cabana elite program on the business and operations of the Company; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will complete its proposed acquisitions; the Company will hit its forecasted revenue and sales projections for the fourth quarter of 2022; Cabana Club loyalty program membership will continue to increase; the Company will deploy Fastendr™ technology across the Company's retail stores upon the timelines disclosed herein; the Company will launch Cabana Cannabis Co. white label products in the jurisdictions and on the timelines outlined herein and such products will achieved the results disclosed herein; same-store sales will continue to increase in the fourth quarter of 2022 and beyond; the Company will make meaningful increases to its revenue profile; the Company will expand in the German market and in British Columbia; the Company will continue to increase its revenue through the fourth fiscal quarter of 2022, and the remainder of the year; the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company will continue to integrate and expand its CBD brands; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; the Company will secure the proposed credit facilities (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated; the use of proceeds from the proposed credit facilities will be utilized as outlined herein; the proposed credit facilities will have the anticipated effect on the business and operations of the Company; the Company will become the largest revenue-generating cannabis company reporting in Canada dollars; the Company will launch the Cabana elite program on the terms and timelines outlined herein; the Cabana elite program will have the anticipated effect on the business and operations of the Company; the Company will complete the ATM Program; the Company's will use of the net proceeds from the ATM Program and/or any future offering as outlined herein; the Company will list the Common Shares offered in the ATM Program and/or any future offering; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will not hit its forecasted revenue and sales projections for the fourth quarter of 2022; risk that Cabana Club loyalty program membership will decrease and/or plateau; risk that the Company will be unable to deploy Fastendr™ technology across the Company's retail stores or on the timelines disclosed herein; risk that the Company will be unable to launch Cabana Cannabis Co. white label products in the jurisdictions and on the timelines outlined herein and/or that such products will be unable to achieve the results disclosed herein; risk that same-store sales will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to increase its revenue through the fourth fiscal quarter of 2022, and the remainder of the year, but that it will decease and/or plateau; risk that the Company will be unable to expand in the German market and/or in British Columbia; risk that the Company will be unable to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk that the Company will be unable to secure the proposed credit facilities, unable to utilize the proposed credit facilities on the terms and within the timelines anticipated and/or the proposed credit facilities will not have the anticipated effect on the business and operations of the Company; risk that the Company will not become the largest revenue-generating cannabis company reporting in Canada dollars; risk that the Company will be unable to launch the Cabana elite program on the terms and timelines outlined herein or at all; risk that the Cabana elite program will not have the anticipated effect on the business and operations of the Company; risk the Company will not complete the ATM Program; the Company's inability to list the Common Shares offered in the ATM Program and/or any future offering; the Company's failure to utilize the use of proceeds from the ATM Program and/or any future offering as expected; risks surrounding the legality of delta-8 tetrahydrocannabinol ("Delta-8") derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and delta-9 tetrahydrocannabinol ("Delta-9") state to state; risk that the United States Drug Enforcement Administration could consider the Company's Delta-8 products an illegal controlled substance under the Controlled Substances Act (the "CSA") or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future-oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, (iv) the Company obtaining the proposed credit facilities, (v) the Company completing the ATM Program, and (vi) the Company's unaudited financial results for the three and nine months ended July 31, 2022. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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SOURCE High Tide Inc.

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For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:47e 14-SEP-22